UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

August 20, 2012

Commission File No.: 333-179140

BIOCANCELL LTD.
(Translation of registrant’s name into English)

Beck Science Center
8 Hartom St, Har Hotzvim
Jerusalem 97775, Israel
Tel: 972-2-548-6555

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

On August 16, 2012, BioCancell Ltd. (the “Company”) announced that a general meeting of its shareholders will be held on August 30, 2012 at 10 am (Israel time) at the Company’s offices at Beck Science Center 8 Hartom St, Har Hotzvim, Jerusalem 97775, Israel (the “Meeting”). The agenda for the Meeting is the approval of the appointment of Ms. Orly Yarkoni and Mr. David Schlachet as external directors of the Company for a three-year term each, in accordance with the Israeli Companies Law, 1999 (the “Companies Law”), beginning at the date of the Meeting until August 30, 2015.

Only shareholders who hold shares of the Company at the close of business on August 22, 2012, the record date for the Meeting, are entitled to vote at the Meeting and any adjournments or postponements thereof. Pursuant to the Company’s articles of association, two or more shareholders, present in person or by proxy and holding shares conferring in the aggregate at least 25% of the voting power of the Company, will constitute a quorum at the Meeting.

The affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that such a majority includes either (i) at least the majority of the total votes of shareholders who are not controlling shareholders and do not have personal interest (excluding a personal interest not resulting from the shareholder’s relationship with the controlling shareholder) in the approval of the proposal, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account); or (ii) the total number of ordinary shares of the Company mentioned in clause (i) above voted against such proposal does not exceed 2% of the total voting rights in the Company, is necessary for the approval.

The urgency of the Meeting is due to the requirements of the Companies Law and the Israeli Securities Law, 1968, to approve the Company’s financial statements as of June 30, 2012 by August 31, 2012 by the audit committee of the Company. Pursuant to the Companies Law, an Israeli public company is required to have two external directors who all must serve in the audit committee. Due to the short schedule of the Meeting, the Company filed on August 16, 2012 a motion to the district court of Tel Aviv to approve the timeline, as required by the Companies Law. On that date, the motion was granted by the court.

It should be noted that Ms. Yarkoni and Mr. Schlachet have served as external directors in BioCancell Therapeutics Inc. (“BTI”) as of January 21, 2012. On August 9, 2012, the Company announced the closing of the conditions pursuant to the Merger Agreement between the Company, BioCancell Merger, Inc. and BTI, dated May 31, 2012. As a result of the merger, BTI became a wholly owned subsidiary of the Company. August 14, 2012 was the first trading day of the Company’s securities in Tel Aviv Stock Exchange Ltd.

The board of directors of the Company has determined that Ms. Yarkoni and Mr. Schlachet are financial and accounting experts as defined in the Companies Law. The compensation of Ms. Yarkoni and Mr. Schlachet will be in accordance with the regulations promulgated under the Companies Law. In addition, Ms. Yarkoni and Mr. Schlachet will be entitled to exemption, indemnification and insurance as directors at the Company in accordance with the provisions of the Companies Law.

Below is a short biography of each of Ms. Yarkoni and Mr. Schlachet:

Orly Yarkoni

Orly Yarkoni has served as a director of BTI since January 2010, and is deemed an external director under Israeli law. She has amassed over 20 years in the insurance industry, most recently as Chief Executive Officer of Yashir - I.D.I. Insurance Co., Ltd. She has served as a member of the Board of Governors of the Israeli Securities Authority, and currently serves as a director of Peninsula Finance, Ltd., Menorah Mivtachim Insurance Ltd., Menorah Mivtachim Holdings Ltd., Ma'ayanot Eden, Ltd. Plasto-Sac, Ltd. and Amot Investments, Ltd. Ms. Yarkoni holds a B.Sc. (cum laude) in Mathematics from the Hebrew University of Jerusalem, Israel, and is a member of the Israeli Association of Actuaries. Ms. Yarkoni is qualified to serve on our Board of Directors by virtue of her vast business knowledge and experience, especially with publicly-traded companies.

David Schlachet

David Schlachet has served as a director of BTI since January 2010, and is deemed an external director under Israeli law. He was previously Chief Executive Officer of Syneron Medical Ltd., Managing Partner of Biocom (a venture capital fund specializing in the life sciences area), senior VP and Chief Financial Officer of Strauss Elite Holdings, VP Finance & Administration of the Weizmann Institute of Science, and CEO of the Weizmann Institute's technology transfer company, Yeda R&D Co. Ltd.

Mr. Schlachet serves as an external director on the Board of the Tel Aviv Stock Exchange (TASE), as a director and audit committee member of the TASE Clearing House and as a director if the Derivatives (MAOF) Clearing House. He is a director of Nasdaq-listed EzChip Semiconductor Ltd. and Syneron Medical Ltd., and of TASE-listed Taya Investments Ltd. and Mazor Surgical Technologies Ltd., as well as several privately-owned companies. He was previously active chairman of both Harel Capital Markets Ltd., and Elite Industries, Ltd. Mr. Schlachet holds an M.B.A in Finance from Tel-Aviv University, and a B.Sc. in Chemical Engineering from the Technion. Mr. Schlachet is qualified to serve on our Board of Directors by virtue of his vast business, scientific and finance knowledge and experience, particularly with biotechnology start-up companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCANCELL LTD.

Dated: August 20, 2012	By:	/s/ Jonathan Burgin
Jonathan Burgin
Chief Executive Officer